April 1, 2009

Mr. Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Coherent, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 27, 2008
Filed November 25, 2008
Form 10-Q for the Quarterly Period Ended December 27, 2008
File No. 001-33962

The purpose of this letter is to respond to the comments raised in your letter to us dated March 18, 2009.  For your convenience, we have restated your comments below in bold type.  If after reviewing this letter, the Staff has further concerns or comments, we would be pleased to provide any necessary additional information.

Form 10-K for the Fiscal Year Ended September 27, 2008

Financial Statements, page 77

Note 2. Significant Accounting Policies, page 83

Goodwill, page 87

1.              Your disclosure that you perform your annual impairment tests at the beginning of the fourth quarter of each fiscal year using the balance sheet as of the end of the third fiscal quarter may be confusing.  Please tell us and revise in future filings to clarify whether you perform your annual impairment tests of goodwill as of the end of the third quarter.  Tell us whether you would record any impairment calculated as a result of these tests in the third quarter or the fourth quarter of the fiscal year.  Refer to paragraph 26 of SFAS 142.

The Company performs its annual impairment tests at the beginning of the fourth quarter of the fiscal year, with any resulting impairment recorded in the fourth quarter of the fiscal year.

In future filings, the Company will clarify the timing of the performance of its annual impairment tests.  Below is a sample of the proposed modified disclosure:

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired (see Note X). Under SFAS 142, goodwill is tested for impairment by comparing the respective fair value with the respective carrying value of the reporting unit. Fair value is determined using a weighting of the Income (discounted cash flow), Market and Transaction approach valuation methodologies. We perform our annual impairment tests at the beginning of the fourth quarter of each fiscal year, with any resulting impairment recorded in the fourth quarter of the fiscal year.

Form 10-Q for the Quarterly Period Ended December 27, 2008

Financial Statements, page 4

Note 6. Goodwill and Intangible Assets, page 10

2.              We note that you determined the fair value of your reporting units using a weighting of the Income (discounted cash flow), Market and Transaction approach valuation methodologies.  We further note that the disclosure in Note 2 of your September 27, 2008 Form 10-K only refers to the discounted cash flow method.  Please tell us whether you revised the methods you use to determine the fair value of your reporting units and, if so, why.

Prior to fiscal year 2009, the Company had historically used and disclosed the use of the Income (discounted cash flow) approach as its primary approach in determining the fair value of its reporting units.  In the Company’s annual impairment tests in the fourth quarter of fiscal 2007 and 2008, there was a significant excess of the fair values of the reporting units determined using a discounted cash flow method over the respective carrying amounts of the reporting units, which combined with the overall market capitalization of the Company, led management to the conclusion that the fair values of the reporting units were in excess of the carrying values.  Accordingly, the Company’s analysis and related disclosure indicated that there was no impairment in either reporting unit.

In the first quarter of fiscal 2009, the Company’s market capitalization declined substantially (to a level approximating the Company’s carrying value), which combined with expectations of declines in forecasted operating results due to the slowdown in the global economy, led the Company to conclude that a triggering event for review for potential goodwill impairment had occurred. As a result, the Company analyzed its goodwill for potential impairment as of the end of the first quarter of fiscal 2009 and concluded that the most appropriate method at December 27, 2008 of determining fair value of the reporting units was based on a weighting of the Income, Market and Transaction approach valuation methodologies.  The analysis indicated potential impairment in one of our reporting units, Commercial Lasers and Components (“CLC”).

The Company will clarify its methodology in future filings.

3.              We note that you have not completed the Step 2 analysis for the CLC reporting unit.  Please tell us and in future filings, please disclose the reasons for not completing the impairment testing as required by paragraph 47(c) of SFAS 142.

Due to the extensive work involved in performing the Step 2 analysis, the Company had not completed its analysis for the CLC reporting unit at the time the Company’s interim report on

Form 10-Q for the first quarter of fiscal 2009 was due.  The Company’s preliminary analysis had indicated that the entire balance of the goodwill in the CLC reporting unit at that date was impaired.  Accordingly, the Company recorded its best estimate of the amount of goodwill impairment and disclosed the fact that the analysis was preliminary.  Subsequent to filing its Form 10-Q for the first quarter of fiscal 2009, the Company completed the Step 2 analysis for the CLC reporting unit.  As a result of the completed analysis, the Company determined that there was no change to its preliminary estimate.

In future filings, the Company will disclose that it has completed the impairment testing as required by paragraph 47(c) of SFAS 142.

Below is a sample of the proposed modified disclosure:

During the three months ended December 27, 2008, our stock price declined substantially, which combined with expectations of declines in forecasted operating results due to the slowdown in the global economy, led the Company to conclude that a triggering event for review for potential goodwill impairment had occurred.  Accordingly, as of December 27, 2008, we performed an interim goodwill impairment evaluation, as required under SFAS No. 142. Under SFAS No. 142, goodwill is tested for impairment first by comparing each reporting unit’s fair value to its respective carrying value. If such comparison indicates a potential impairment, then the impairment is determined as the difference between the recorded value of goodwill and its fair value. The performance of this test is a two-step process.

Step 1 of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform Step 2 of the goodwill impairment test to determine the amount of impairment loss. Step 2 of the goodwill impairment test involves comparing the fair value of the affected reporting unit’s goodwill against the carrying value of that goodwill.

The reporting units we evaluated for goodwill impairment have been determined to be the same as our operating segments in accordance with SFAS No. 142 for determining reporting units and include Commercial Lasers and Components (“CLC”) and Specialty Lasers and Systems (“SLS”).  We determined the fair value of our reporting units for the Step 1 test using a weighting of the Income (discounted cash flow), Market and Transaction approach valuation methodologies. We completed Step 1 of the impairment test. Management reviewed the results of the Step 1 analysis and concluded that a Step 2 analysis was required only for the CLC reporting unit. Due to the extensive work involved in performing the Step 2 analysis, the Company had not completed its analysis for the CLC reporting unit at the time the Company’s interim report on Form 10-Q for the first quarter of fiscal 2009 was due.  Our preliminary analysis indicated that the entire balance of the goodwill in the CLC reporting unit at that date was impaired and we recorded a non-cash goodwill impairment charge of $19.3 million in the first quarter of fiscal 2009.  During the three months ended April 4, 2009, we completed the Step 2 analysis for the CLC reporting unit at December 27, 2008 and determined that the entire balance of goodwill in the CLC reporting unit at that date was impaired.  The estimated fair value of our SLS reporting unit exceeded its carrying value so no further impairment analysis was required for this reporting unit.

4.            We note that as of December 27, 2008, you had net property and equipment of $102.5 million and intangible assets of $25 million. Given that there was a trigger in the quarter that caused you to test goodwill for impairment, please discuss your analysis and conclusions regarding whether or not you were required to also test your property and equipment and intangible assets for recoverability pursuant to SFAS 144. Please refer to paragraph 8 of SFAS 144.

The Company tests for impairment related to its property, plant and equipment and other definite-lived intangibles as required by paragraph 8 of SFAS 144, “Accounting for the Impairment or Disposal of Long Lived Assets.”  Specifically, due to the impairment indicators previously described with respect to goodwill, we tested our long-lived assets for impairment at December 27, 2008.  This test was conducted prior to our performance of the Step 1 analysis for goodwill. The Company’s long-lived assets include property, plant and equipment and intangible assets. Each asset group was tested using the lowest level of identifiable cash flows.  Estimates of future undiscounted cash flows for the remaining useful lives of each asset group were compared to the net book value (“NBV”) of the asset group.  As the NBV of the asset groups did not exceed the sum of their undiscounted cash flows, there was no impairment to the Company’s property, plant and equipment and intangible assets at December 27, 2008 to be recognized.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Application of Critical Accounting Policies, page 23

5.            In the interest of providing readers with a better insight into the judgments made by management when accounting for the impairment of goodwill, please tell us and in future filings consider disclosing the following:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•                  Each of the valuation methodologies used to value goodwill – if multiple approaches are used, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•                  If you used multiple approaches, explain how you weight each of the methods used including the basis for that weighting.

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based on reasonably likely changes.

•                  If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

In future filings, the Company will revise its Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure under “Application of Critical Accounting Policies – Long-Lived Assets” to include the following discussion (based on the quarter ended December 27, 2008):

We evaluate long-lived assets and amortizable intangible assets whenever events or changes in business circumstances or our planned use of assets indicate that their carrying amounts may not be fully recoverable or that their useful lives are no longer appropriate. Reviews are performed to determine whether the carrying values of assets are impaired based on comparison to the undiscounted expected future cash flows identifiable to such long-lived and amortizable intangible assets. If the comparison indicates that impairment exists, the impaired asset is written down to its fair value.

In accordance with paragraph 30 of SFAS 142, “Goodwill and Other Intangible Assets”, we have determined that our reporting units are the same as our operating segments as each constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results.  We make this determination in a manner consistent with how the operating segments are managed.  Based on this analysis, we have identified two reporting units which are our reportable segments: Commercial Lasers and Components (“CLC”) and Specialty Lasers and Systems (“SLS”).

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) we test goodwill for impairment on an annual basis at the beginning of our fiscal fourth quarter and between annual tests in certain circumstances, and write down goodwill when impaired (see Note X in the Notes to Condensed Consolidated Financial Statements). During the three months ended December 27, 2008, our stock price declined substantially, which combined with expectations of declines in forecasted operating results due to the slowdown in the global economy, led the Company to conclude that  a triggering event for review for potential goodwill impairment had occurred. Accordingly, as of December 27, 2008, we performed an interim goodwill impairment evaluation, as required under SFAS No. 142. Under SFAS No. 142, goodwill is tested for impairment first by comparing each reporting unit’s fair value to its respective carrying value. If such comparison indicates a potential impairment, then the impairment is determined as the difference between the recorded value of goodwill and its fair value. The performance of this test is a two-step process.

Step 1 of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform Step 2 of the goodwill impairment test to determine the amount of impairment loss. Step 2 of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill against the carrying value of that goodwill.

We rely on the following three valuation approaches to determine the fair value of both of our reporting units.  (1) The Income approach utilizes the discounted cash flow model to provide an estimation of fair value based on the cash flows that a business expects to generate. These cash flows are based on forecasts developed internally by management which are then discounted at an after tax rate of return required by equity and debt market participants of a business enterprise.  This rate of return or cost of capital is weighted based on the capitalization of comparable companies.  (2) The Market approach determines fair value by comparing the reporting units to comparable companies in similar lines of business that are publicly traded.  Total Enterprise Value (TEV) multiples such as TEV to revenues and TEV to earnings (if applicable) before interest and taxes of the publicly traded companies are calculated.  These multiples are then applied to the reporting unit’s operating results to obtain an estimate of fair value.  (3) The Transaction approach estimates the fair value of the reporting unit based on market prices in actual transactions.  A comparison is done between the reporting units and other similar businesses. Total Enterprise Value multiples for revenue and earnings as noted in the Market approach above are calculated from the comparable companies and then applied to the reporting unit’s operating results to obtain an estimate of fair value.   Each of these three approaches captures aspects of value in each reporting unit.  The Income approach captures our expected future performance, the Market approach captures how investors view the reporting units through other competitors; and, the Transaction approach captures value through transactions for sales of similar types of companies. We believe these valuation approaches are proven valuation techniques and methodologies for our industry and are widely accepted by investors.

We weighted each of these approaches equally as none are perceived by us to deliver any greater indication of value than the other. The sensitivity analysis performed by management determined that by changing the weighting placed on the three approaches, the result of the Step 1 test for both reporting units was not affected.

The valuation analysis requires significant judgments and estimates to be made by management in particular related to the forecast.  The assumed growth rates and gross margins as well as period expenses were determined based on internally developed forecasts considering future plans of the Company.  The assumptions used were management’s best estimates based on projected results and market conditions as of the date of testing. In order to test the sensitivity of these fair values, management further reviewed other scenarios relative to these assumptions to see if the resulting impact on fair values would have resulted in a different Step 1 conclusion for the CLC and SLS reporting units.

Based on these forecast scenarios, the fair value of both reporting units was re-calculated. In addition, this sensitivity analysis applied more conservative assumptions with regard to control premiums as well as multipliers used in the Market approach and the Transaction approach.  In each of the sensitivity analyses performed, the CLC reporting unit failed and the SLS reporting unit passed. None of the outcomes of the sensitivity analyses performed would have impacted our Step 1 conclusions or the non-cash impairment charge for goodwill of $19.3 million recorded in the three months ended December 27, 2008.

Sensitivity was also applied to the discount rate used in the Income approach for both the CLC and SLS reporting units.  At December 27, 2008, the discount rate for the CLC reporting unit could have been reduced by more than 40% and still resulted in a failure.  For the SLS reporting unit, the discount rate could have been increased by more than 40% and still resulted in no impairment.

At December 27, 2008, we had $65.2 million of goodwill on our condensed consolidated balance sheet. At December 27, 2008, we had $102.5 million of property and equipment and $25.0 million of purchased intangible assets on our condensed consolidated balance sheet.

It is reasonably possible that the estimates of anticipated future net revenue, the remaining estimated economic life of the products and technologies, or both, could differ from those used to assess the recoverability of these assets. In addition, if the price of our common stock were to significantly decrease combined with any other adverse change in market conditions, thus indicating that the underlying fair value of our reporting units or other long-lived assets may have decreased, we may be required to assess the recoverability of such assets in the period such circumstances are identified. In that event, additional impairment charges or shortened useful lives of certain long-lived assets may be required.

The nature of the assumptions and methodologies used for valuing goodwill have not changed since the prior year.  However, as mentioned above in our response to the Staff’s comment no. 2, prior to fiscal year 2009, the Company had historically used and disclosed the use of the Income approach as its primary approach in determining the fair value of its reporting units.  In the Company’s annual impairment tests in the fourth quarter of fiscal 2007 and 2008, there was a significant excess of the fair values of the reporting units determined using a discounted cash flow method over the respective carrying amounts of the reporting units, which combined with the overall market capitalization of the Company, led management to the conclusion that the fair values of the reporting units were in excess of the carrying values.  In the first quarter of fiscal 2009, the Company’s market capitalization declined substantially, which combined with expectations of declines in forecasted operating results due to the slowdown in the global economy, the Company concluded represented a triggering event for review for potential goodwill impairment. As a result, the Company analyzed its goodwill for potential impairment as of the end of the first quarter of fiscal 2009 and concluded that the most appropriate method at December 27, 2008 of determining fair value of the reporting units was based on a weighting of the Income, Market and Transaction approach valuation methodologies.

In preparing this response, the Company specifically acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has appropriately responded to each of the Staff’s comments reflected in the Comment Letter. If you have any questions or comments, or if we may provide the Staff with additional information, please contact me at 408-764-4161.

Sincerely,

/s/ HELENE SIMONET

Helene Simonet

Executive Vice President and Chief Financial Officer